                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)




                                    EXX, INC.
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                                (NAME OF ISSUER)


                       $.01 PAR VALUE CLASS A COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)


                                    269282109
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                                 (CUSIP NUMBER)


                                  JULY 21, 2000
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)
[X]   Rule 13d-1(c)
[ ]   Rule 13d-1(d)

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 CUSIP No. 269282109                                         Page 2 of 5 pages
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   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Laura Lee Segal
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  [ ]

                                                                        (b)  [ ]
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   3      SEC USE ONLY


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   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
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                       5    SOLE VOTING POWER
   NUMBER OF                1,325,250
    SHARES             ---------------------------------------------------------
 BENEFICIALLY          6    SHARED VOTING POWER
   OWNED BY                 0
     EACH              ---------------------------------------------------------
   REPORTING           7    SOLE DISPOSITIVE POWER
    PERSON                  1,325,250
     WITH:             ---------------------------------------------------------
                       8    SHARED DISPOSITIVE POWER
                            0
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   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,325,250
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   10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)  [ ]
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   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          11.0%
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   12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
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Item 2 of Schedule 13G is revised and amended and restated in its entirety as set forth below:

   ITEM 2.  (a)      Name of persons filing:  Laura Lee Segal

            (b) Address of principal business office or, if none, residence:

                     Laura Segal & Associates, Inc.
                     7816 Fairview Road #206
                     Charlotte, NC  28226

            (c)      Citizenship:  United States of America

            (d) Title of class of securities: Class A Common Stock, par value $.01 per share

            (e)      CUSIP No.: 269282109

Item 4 of Schedule 13G is revised and amended and restated in its entirety as set forth below:

   ITEM 4.  OWNERSHIP

            (a)      Amount beneficially owned:

                     Laura Lee Segal:          1,325,250

            (b)      Percent of class:         11.0%

            Based on approximately 12,061,607 shares of Class A Common Stock outstanding, as of August 11, 2000 as reported in the issuer's Form 10-Q for the quarterly period ended on June 30, 2000 and filed with the commission. Ms.
Segal also owns 69,750 shares of Class B Common Stock which is reported on a separate 13G. Ms. Segal acquired the Shares of Class A and Class B Common Stock on July 21, 2000 pursuant to a Trust Agreement dated December 6, 1983 in accordance with the terms thereof without payment of any consideration and on July 21, 2000 Ms. Segal transferred all such shares to the Laura L. Segal Revocable Trust dated June 9, 2000 of which Ms. Segal is the grantor and trustee.

            (c)      Number of shares as to which such person has:

                     (i)      Sole power to vote or direct the vote: 1,325,250

                     (ii)     Shared power to vote or direct the vote:  0

                     (iii) Sole power to dispose or direct the disposition of: 1,325,250

                     (iv) Shared power to dispose or direct the disposition of: 0

   ITEM 10. CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     August 30, 2000
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                                                           Date


                                                    s/ Laura Lee Segal
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                                         Laura Lee Segal